UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4                )*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share, including Class A Ordinary Shares represented by American Depositary Shares (each representing two Class A Ordinary Shares)

(Title of Class of Securities)

American Depositary Shares: 81941U105

(CUSIP Number)

31 December 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Eastspring Investments (Singapore) Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☐

3. SEC Use Only

4. Citizenship or Place of Organization                 Singapore

Number of Shares Beneficially Owned By Each Reporting Person With

5. Sole Voting Power                               1,559,902

6. Shared Voting Power                           0

7. Sole Dispositive Power                        2,712,896

8. Shared Dispositive Power                    0

9. Aggregate Amount Beneficially Owned by Each Reporting Person            2,712,896

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9)                         2.06%

12. Type of Reporting Person (See Instructions)                                                IA

Item 1.

(a) Name of Issuer: Shanda Games Limited

(b) Address of Issuer’s Principal Executive Offices: No. 1 Office Building No. 690 Bibo Road Pudong New Area, Shanghai, China 201203 The People’s Republic of China

Item 2.

(a) Name of Person Filing: Eastspring Investments (Singapore) Limited

(b) Address of Principal Business Office or, if none, Residence: 10 Marina Boulevard #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

(c) Citizenship: Singapore

(d) Title of Class of Securities: Class A Ordinary Shares, par value US$0.01 per share, including Class A Ordinary Shares represented by American Depositary Shares (each representing two Class A Ordinary Shares)

(e) CUSIP Number: 81941U105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

    Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐    A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,712,896 shares.

(b) Percent of class: 2.06%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,559,902 shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,712,896 shares

(iv) Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see§240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 7 January 2014

Signature:	/s/ Willie Tan
Name/Title:	Willie Tan Director - Compliance